SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Westport Innovations Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960908309

(CUSIP Number of Class of Securities)

Ryan J. York

Davis Wright Tremaine

1201 Third Avenue, Suite 2200

Seattle, WA 98101-3045

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 960908309

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 7,012,328 (1)(2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 9,848,559 (1)(2)(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,848,559 (1)(2)(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 17.8% (4)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 3,514,020 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 3,445,406 shares.
(2)	Includes 52,902 shares held by an intentionally defective grantor trust (the “KGD IDGT”). Kevin Douglas, as the settlor of the KGD IDGT, has the right to substitute property of equivalent value in return for the shares held by the KGD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the KGD IDGT.
(3)	Kevin Douglas also has dispositive power with respect to 1,036,846 shares held by James E Douglas, III and 1,799,385 shares held by the Douglas Family Trust.
(4)	Based on 55,288,236 shares of the Issuer’s common stock outstanding as of September 30, 2012, as reported on the Issuer’s consolidated balance sheet for the period ended September 30, 2012 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2012.

SCHEDULE 13G

CUSIP No. 960908309

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 7,012,328 (1)(2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 7,012,328 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,012,328 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.7% (3)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 3,514,020 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 3,445,406 shares.
(2)	Includes 52,902 shares held by an intentionally defective grantor trust (the “MMD IDGT”). Michelle Douglas, as the settlor of the MMD IDGT, has the right to substitute property of equivalent value in return for the shares held by the MMD IDGT and may be deemed to have shared voting and dispositive power over the shares held by the MMD IDGT.
(3)	Based on 55,288,236 shares of the Issuer’s common stock outstanding as of September 30, 2012, as reported on the Issuer’s consolidated balance sheet for the period ended September 30, 2012 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on November 9, 2012.

SCHEDULE 13G

CUSIP No. 960908309

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James E. Douglas, III
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 1,036,846
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,036,846 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,036,846 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.9% (2)
12	Type of Reporting Person IN

(1)	Kevin Douglas shares dispositive power with respect to 1,036,846 shares held by James E. Douglas, III.
(2)	Based on 55,288,236 shares of the Issuer’s common stock outstanding as of September 30, 2012, as reported on the Issuer’s consolidated balance sheet for the period ended September 30, 2012 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on November 9, 2012.

SCHEDULE 13G

CUSIP No. 960908309

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 3,514,020 (2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 3,514,020 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,020 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.4% (3)
12	Type of Reporting Person OO

(1)	Kevin and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 3,514,020 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)	Based on 55,288,236 shares of the Issuer’s common stock outstanding as of September 30, 2012, as reported on the Issuer’s consolidated balance sheet for the period ended September 30, 2012 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on November 9, 2012.

SCHEDULE 13G

CUSIP No. 960908309

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 1,799,385
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,799,385 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,799,385 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.3% (3)
12	Type of Reporting Person OO

(1)	James E. Douglas Jr. and Jean A Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas also has dispositive power with respect to 1,799,385 shares held by the Douglas Family Trust.
(3)	Based on 55,288,236 shares of the Issuer’s common stock outstanding as of September 30, 2012, as reported on the Issuer’s consolidated balance sheet for the period ended September 30, 2012 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on November 9, 2012.

SCHEDULE 13G

CUSIP No. 960908309

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 3,445,406
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 3,445,406
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,445,406
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.2% (2)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 55,288,236 shares of the Issuer’s common stock outstanding as of September 30, 2012, as reported on the Issuer’s consolidated balance sheet for the period ended September 30, 2012 filed as exhibit 99.2 to the Issuer’s Form 6-K, filed with the SEC on November 9, 2012.

Item 1.

(a)	Name of Issuer: Westport Innovations Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Suite 101, 1750 West 75th Avenue

Vancouver, British Columbia

Canada V6P 6G2

Item 2.

(1)(a)	NAME OF PERSONS FILING:

Kevin Douglas

Michelle Douglas

James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400

Larkspur, CA 94939

(c)	CITIZENSHIP:

United States

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

960908309

(2)(a)	NAME OF PERSONS FILING:

K&M Douglas Trust

Douglas Family Trust

James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400

Larkspur, CA 94939

(c)	CITIZENSHIP:

California

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

960908309

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	* Kevin Douglas
KEVIN DOUGLAS

Date: February 14, 2013	* Michelle Douglas
MICHELLE DOUGLAS

Date: February 14, 2013	* James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: February 14, 2013	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: February 14, 2013	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Dated: February 14, 2013	* James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: February 14, 2013	* Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 14, 2013	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: February 14, 2013	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Wheatman
Eileen Wheatman
Attorney-in-fact

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Westport Innovations Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 14, 2013	* Kevin Douglas
KEVIN DOUGLAS

Date: February 14, 2013	* Michelle Douglas
MICHELLE DOUGLAS

Date: February 14, 2013	* James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: February 14, 2013	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: February 14, 2013	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Dated: February 14, 2013	* James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: February 14, 2013	* Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 14, 2013	* Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: February 14, 2013	* Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*By:	/s/ Eileen Wheatman
Eileen Wheatman
Attorney-in-fact